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EXHIBIT 5.1
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                             [Genesys Letterhead]

                               February 12, 2001

Genesys S.A.
Le Regent - 4 rue Jules Ferry
34008 Montpellier, France

Dear Sirs:

     I am the General Counsel of Genesys S.A., a French corporation ("Genesys"). I am familiar with the registration statement on Form F-4 covering ordinary shares, par value EUR5 per share, of Genesys, to be issued in connection with the merger of a wholly-owned subsidiary of Genesys with Vialog Corporation ("Vialog"), pursuant to a Merger Agreement dated October 1, 2000 between Genesys and Vialog (the "Merger Agreement").

     I am of the opinion that the ordinary shares of Genesys to be issued in connection with the transactions contemplated in the Merger Agreement (the "New Shares"), when issued in accordance with the Merger Agreement, will be duly and validly issued, fully paid and nonassessable.

     My opinion is based on the following interpretation of French law.

     I believe that the exchange of the New Shares for Vialog Common Stock pursuant to the Merger Agreement amounts substantially to "une offre publique d'echange" for the purpose of Article L.225-148 of the French Commercial Code (the "Code"), for the reasons summarized below.

     (i) An "offre publique d'echange" for the purpose of Article L.225-148 of the Code is not limited to (x) an "offre publique d'echange" as defined by the rules of the Reglement General du Conseil des Marches Financiers, since these rules only apply to offers made on French companies, or (y) a public exchange offer within the meaning of the U.S. Securities Act of 1933;

     (ii) The exchange of shares to be consummated through the Merger is different from any procedure available under French law and, in particular, is different from a "fusion" within the meaning of article 1844-4 of the French Civil Code and Article L.236-1 of the Code, in that both Genesys and Vialog will survive the Merger; and

     (iii) The Merger has the characteristics of an "offre publique d'echange" for the purpose of Article L.225-148 of the code, as :

           a) it amounts to an exchange of shares, proposed to public shareholders in the United States through a procedure which is under the control of U.S. stock
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                exchange authorities and governed by U.S. securities laws and regulations; and

           b) it is comparable in its consequences, calendar and disclosure obligations to a public exchange offer, and either procedure could have been used by Genesys.

     I believe that there are strong grounds to support this interpretation, but I cannot predict whether a court of competent jurisdiction in the Republic of France or elsewhere would support this interpretation in any judicial proceeding on this question.

     I hereby consent to the reference to me under "Legal Matters" in such registration statement.

                                                   Very truly yours,

                                                   /s/ Marie Capela-Laborde

                                                   Marie Capela-Laborde
                                                   General Counsel

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